

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

December 15, 2009

<u>By U.S. Mail and Facsimile (212) 451-2222</u>

Mr. Jerome Goubeaux, Chief Executive Officer
Centracan Incorporated
c/o Olshan Grundman Frome et al.
65 East 55th Street
New York, NY 10022

> **Re: Centracan Incorporated**
> **Item 4.01 Form 8-K/A**
> **Filed December 11, 2009**
> **File No. 000-52910**
> **Response Letter dated December 11, 2009**

Dear Mr. Goubeaux:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. If you have been advised by, or have received notice from your former independent accountant that disclosure should be made or action should be taken to prevent future reliance on previously issued financial statements, please amend your previously filed Form 8-K or file a second Form 8-K under Item 4.02 (b) to include the items required to be disclosed by this Item and correspondence from your former independent accountant as required by Item 601(b)(7) of Regulation S-K, which would include the December 8, 2009 Non-Reliance Letter from your former independent accountant Seale and Beers, CPAs. In addition, any letter, pursuant to Item 4.02(c) of Form 8-K, from the former independent accountant to the Commission stating whether the independent accountant agrees with the statements you have made describing the events giving rise to the notice.

2. We note that your legal counsel provided, in writing, a statements from the company acknowledging that:

    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please provide these statements in your next response letter signed by the company's officer.

    As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    If you have any questions, please call Raquel Howard, Staff Accountant, at (202) 551-3291 or Ryan C. Milne, at (202) 551-3688.

                                        Sincerely,

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel and
                                        Health Care Services

cc: Michael H. Freedman, Esq.
        Via facsimile (877) 315-1908